ORBIS


05005582

Warsaw, 2005-01-21

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
213
SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 21/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
FEB 0 7 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

Current report no 2/2005

The Management Board of "Orbis" S.A. hereby informs that it convenes an Extraordinary General Assembly of „Orbis" S.A. Shareholders to be held on February 10, 2005, at 11.00 a.m. in the Company's corporate headquarters, in the conference room of the Orbis S.A. Management Board's Office in Warsaw (Poland), at 16, Bracka street, according to the following agenda:

1. Opening of the General Assembly and election of its Chairperson;
2. Confirming that the General Assembly of Shareholders has been properly convened and that it is capable of adopting resolutions;
3. Election of the ballot counting committee;
4. Adopting the agenda of the Assembly;
5. Adopting resolution concerning preparation of Orbis S.A. financial statements in compliance with International Accounting Standards (IAS) beginning from January 1, 2005;
6. Adopting resolution concerning granting consent for the sale of the title to perpetual usufruct of real property consisting of undeveloped land located in Wrocław, at 7a Powstańców Śląskich street and 60, Swobodna street;
7. Adopting resolution concerning amendment of § 3, 4, 6, 7, 8, 10, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 29, 30, 31, 32, 33, 34, and 36 of the Company's Statutes as follows hereinbelow:

7.1/ The former wording of § 3.1:

"1. The founder of the Company is the State Treasury.",

shall now be replaced with the following wording:

"1. The founder of the Company was the State Treasury.";

7.2/ The former wording of § 3.2:

"2. The Company is established as a result of transformation of a state-owned enterprise named Państwowe Przedsiębiorstwo "ORBIS".",

shall now be replaced with the following wording:

"2. The Company was established as a result of transformation of a state-owned enterprise named Państwowe Przedsiębiorstwo "ORBIS".";

7.3/ The former wording of § 4.1:

"1. The Company shall operate on the basis of the Polish Commercial Code and the Act of August 30, 1996, on Commercialization and Privatization of State-Owned Enterprises (Journal of Laws „Dz.U." no 118, item 561, with subsequent amendments).",

shall now be replaced with the following wording:

"1. The Company shall operate on the basis of the Polish Companies and Partnerships' Code and other applicable provisions of the law.";

7.4/ The former wording of Title No II of the Statutes:

"II. THE COMPANY'S BUSINESS",

shall now be replaced with the following wording:

"II. THE COMPANY'S CORE BUSINESS";

7.5/ The former wording of § 6:

"The Company's business operations shall consist in:

1) organization and servicing of domestic and international tourism,
2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services,
3) provision of hotel lodging and catering services and provision of ancillary services,
4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
5) provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles as well as provision of transport vehicle repair services,
6) operating cashier outlets offering sale and purchase of foreign tender,
7) advertising and publishing activities, both in Poland and abroad,
8) foreign trade operations, in particular in the areas related to the Company's core business,
9) sale of domestic and foreign products and goods,
10) provision of services and conducting business operations in the area of training, investment and information technology,
11) provision of banking services within the limits of a licence,
12) organization and running of gambling games and lotteries,
13) provision of insurance services within the limits of licences and authorizations,
14) provision of customs agency services within the limits of a licence,
15) lease of non-residential premises,
16) management of foreign hotels within the framework of hotel management systems operated by the Company.",

shall now be replaced with the following wording:

"The Company's core business shall consist in:

1) organization and servicing of domestic and international tourism (63.30.A),
2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services (74.84.A),
3) provision of hotel lodging and catering services and provision of ancillary services (55.11.Z),
4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport (63.30.C),

5) provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles (60.23.Z),
6) provision of transport vehicle repair services (50.20.A),
7) operating cashier outlets offering sale and purchase of foreign tender (67.13.Z),
8) advertising and publishing activities, both in Poland and abroad (74.40.Z),
9) foreign trade operations, in particular in the areas related to the Company's core business (51.70.B),
10) sale of domestic and foreign products and goods (52.63.Z),
11) provision of services and conducting business operations in the area of training, investment and information technology (80.42.Z),
12) provision of banking services within the limits of a license (65.22.Z),
13) organization and running of gambling games and lotteries (92.71.Z),
14) provision of insurance services within the limits of licenses and authorizations (67.20.Z),
15) provision of customs agency services within the limits of a license (63.40.C),
16) lease of non-residential premises (70.20.Z),
17) management of foreign hotels within the framework of hotel management systems operated by the Company (70.32.B).";

7.6/ The former wording of Title No III of the Statutes:

"III. THE COMPANY'S EQUITY",

shall now be replaced with the following wording:

"III. THE COMPANY'S SHARE CAPITAL";

7.7/ The former wording of § 7:

"The Company's equity shall be composed jointly of the founding capital and the assets of the enterprise referred to in § 3 section 2."

shall be deleted entirely;

7.8/ The former wording of § 8:

"The share capital of the Company amounts to PLN 92,154,016 (say: ninety two million one hundred fifty four thousands and sixteen zlotys) and is divided into 46,077,008 (say: forty six million seventy seven hundred and eight) shares having a nominal value of PLN 2.00 (say: two zlotys) each. The remaining part of the equity constitutes the supplementary capital.",

shall now be replaced with the following wording:

"The share capital of the Company amounts to PLN 92,154,016 (say: ninety two million one hundred fifty four thousands and sixteen zlotys) and is divided into 46,077,008 (say: forty six million seventy seven hundred and eight) shares having a nominal value of PLN 2.00 (say: two zlotys) each.";

7.9/ The former wording of § 10:

" Shares may be redeemed by virtue of a resolution of the General Assembly.",

shall now be replaced with the following wording:

"The Company's shares may be redeemed upon shareholder's consent by way of their acquisition by the Company (voluntary redemption).";

7.10/ The former wording of Title No IV of the Statutes:

"IV THE COMPANY'S GOVERNING BODIES" * ,

shall now be replaced with the following wording:

"IV THE COMPANY'S GOVERNING BODIES" *;

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "governing bodies"].*

7.11/ The former wording of § 11:

"The Company's governing bodies* are:

1. The Management Board of the Company,
2. The Supervisory Board,
3. The General Assembly of Shareholders.",

shall now be replaced with the following wording:

"The Company's governing bodies* are:

1. The Management Board of the Company,
2. The Supervisory Board,
3. The General Assembly of Shareholders.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "governing bodies"].*

7.12/ The former wording of § 12.1:

"1. The Management Board of the Company shall be composed of 3 to 7 members. The term of office of the Management Board shall last for three subsequent years, save for the term of office of the first Management Board".,

shall now be replaced with the following wording:

"1. The Management Board of the Company shall be composed of 3 to 7 members. The joint tenure of Management Board members shall be three years.";

7.13/ The former wording of § 12.2:

"2. The Supervisory Board shall appoint and dismiss the President of the Management Board* and, upon consultation with the President, the remaining members of the Management Board.",

shall now be replaced with the following wording:

"2. The Supervisory Board shall appoint and dismiss the President of the Management Board* and, upon consultation with the President, the remaining members of the Management Board.";

[Translator's note: This amendment applies to the Polish wording only. In both the version the phrase translates into "President of the Management Board"].*

7.14/ The former wording of § 13:

"1. The Management Board of the Company headed by its President shall manage the Company and represent it towards third parties.

2. All matters which have not been reserved for the General Assembly of Shareholders or the Supervisory Board by virtue of the law or these Statutes shall fall within the powers and tasks of the Company's Management Board.

3. The detailed procedures of operations of the Management Board shall be laid down in the Rules of the Management Board. The said Rules shall be adopted by the Management Board and approved by the Supervisory Board.

4. In case of an equal division of votes for and against adopting a resolution of the Management Board, the vote of the President of the Management Board shall prevail.

5. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

1) executing any transaction, including transactions involving sale, purchase, credit and guaranty of a value in excess of PLN 30,000,000 (say: thirty million zlotys),
2) sale by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, sale by the Company of shares or interest in other companies of a value in excess of PLN 30,000,000 (say: thirty million zlotys) as well as giving consent for the sale by a Company's subsidiary of shares or interest in other companies,
3) concluding an agreement with a chartered auditor.

6. Resolutions of the Management Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Management Board members, rounded down to a whole (zero-digit) number, plus one member of the Management Board, whilst the abstaining votes shall not be taken into account for the purpose of calculating the majority.

7. Meetings of the Management Board shall be held at least once a month. Meetings of the Management Board shall be convened by the President of the Management Board upon his own initiative or upon request of three members of the Management Board. Notices concerning meetings of the Management Board should be delivered to all the members of the Management Board at least 3 days before the meting, unless all members of the Board agree to forego such a requirement or when the meeting is called for urgent and important reasons. The notice concerning convening the meeting of the Management Board should contain its agenda.

8. Subject to the applicable provisions of the law, the Management Board may:

1) hold meetings by way of a teleconference call, provided that each member of the Management Board is able to hear the remaining members and take part in the discussion
2) adopt resolutions without formally convening the meeting, provided that all the members of the Management Board grant their consent in writing or by a facsimile transmission to adopt a resolution in a proposed wording.",

shall now be replaced with the following wording:

"1. The Management Board shall manage the affairs of the Company headed by the President of the Management Board and shall represent the Company.

2. Each member of the Management Board shall have the right and the duty to manage the affairs of the Company. Matters that do not exceed the scope of ordinary affairs of the Company may be dealt with by a member of the Management Board without a prior resolution of the Management Board.

3. Each member of the Management Board may object to certain matter being dealt with by another member of the Management Board or to the manner of dealing with such matter and may demand that a meeting of the Management Board devoted to this issue be called. Each member of the Management Board shall inform the remaining members of the Management Board about each and every matter dealt with by such member, if its value exceeds PLN 500,000.

4. Matters exceeding the scope of ordinary business of the Company and matters objected to by any member of the Management Board shall require passing a resolution at a Management Board meeting.

5. The ordinary scope of the Company's business shall include managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that must be carried out under regular circumstances in order to properly discharge of the Company's duties.

6. All matters related to managing the affairs of the Company which have not been reserved for the General Assembly of Shareholders or the Supervisory Board by virtue of the law or these Statutes shall fall within the powers and tasks of the Company's Management Board.

7. The detailed procedures of operations of the Management Board shall be laid down in the Rules of the Management Board. The said Rules shall be adopted by the Management Board and approved by the Supervisory Board.

8. The President of the Management Board shall be the General Director of the Company Orbis S.A. and shall perform the task of a general supervision over the Company's activities. The President of the Management Board shall co-ordinate the implementation of tasks assigned to the remaining members of the Management Board and resolve all disputable matters related to the Company's activities, which have not been reserved for a mutual decision of the Management Board, the Supervisory Board or the General Assembly of Shareholders .

9. Each member of the Management Board shall inform the General Director of the Company Orbis S.A. about his activities as regards the assigned scope of matters, on activities of units subordinate to such persons and about his intentions as regards the above-mentioned activities. General Director of the Company Orbis S.A. shall have the right to intervene in each matter in the Company.

10. In case of an equal division of votes for and against adopting a resolution of the Management Board, the vote of the President of the Management Board shall prevail.

11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

1) purchase of real property, title to perpetual usufruct or share in a real property having a value in excess of PLN 6,000,000 (say: six million zlotys),

2) executing transaction other than that referred to in point 1 above, including transactions involving sale, purchase, credit and guaranty of a value in excess of PLN 30,000,000 (say: thirty million zlotys),

3) sale by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, sale by the Company of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys) as well as giving consent for the sale or purchase by a Company's subsidiary of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),

4) concluding an agreement with a chartered auditor,

5) all actions affecting the Company's share capital, including issue of shares, options, as well as issue of debt instruments, including, but not limited to, bonds and convertible bonds and redemption of shares,

6) adopting plans and Company's development strategies prepared by the Management Board as well as annual budgets, including annual hotel capital expenditure and investment plans,

7) preparation and launching schemes relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as material amendments to collective employment agreements binding in the Company as well as major changes in social policy pursued by the Company,

8) proposals pertaining to distribution of the dividend.

12. Resolutions of the Management Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Management Board members (in the case of non-even number of Management Board members, the number shall be rounded down to a whole number plus one member of the Management Board), whilst the abstaining votes shall not be taken into account for the purpose of calculating the majority.

13. Meetings of the Management Board shall be held at least once a month. Meetings of the Management Board shall be convened by the President of the Management Board upon his own initiative or upon request of three members of the Management Board. Meetings of the Management Board may be also convened upon initiative of the Supervisory Board or its Chairman. Notices concerning meetings of the Management Board should be delivered to all the members of the Management Board at least 1 day before the date of the meting, unless all members of the Board agree to forego such a requirement or when the meeting is called for urgent and important reasons. Meetings of the Management Board shall be chaired by the President of the Management Board.

14. Subject to the applicable provisions of the law, the Management Board may:

1) hold meetings and adopt resolutions (pursuant to section 6 above) by way of means of direct communication over distance, provided that each member of the Management Board is able to take part in the discussion),
2) adopt resolutions without formally convening the meeting, pursuant to section 6 above, provided that all the members of the Management Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).";

7.15/ The former wording of § 15:

"A representative of the Supervisory Board delegated from amongst its members shall execute contracts of employment with members of the Company's Management Board. Other actions related to employment relations with members of the Management Board shall be carried out according to the same procedure.",

shall now be replaced with the following wording:

"A representative of the Supervisory Board delegated from amongst its members shall execute contracts of employment, management contracts or other contracts of a similar nature with members of the Company's Management Board. Other actions related to such a contract with a member of the Management Board shall be carried out according to the same procedure.";

7.16/ The former wording of § 16:

"1. The Supervisory Board shall be composed of 10 members. The term of office of the Supervisory Board shall be three years, save for the term of office of the first Board.

2. Seven Supervisory Board members shall be elected by the General Assembly of Shareholders, while three Supervisory Board members shall be elected by the Company's employees.

3. Members of the Supervisory Board appointed by the employees shall be elected in direct, secret and universal elections. The results of the elections are binding upon the General Assembly of Shareholders.

4. A representative of the State Treasury may participate in the meetings of the Supervisory Board with an advisory voice upon invitation of the Supervisory Board Chairman.",

shall now be replaced with the following wording:

"1. The Supervisory Board shall be composed of 10 members. The joint tenure of Supervisory Board members shall be three years.

1a. The Supervisory Board may act if it is composed of not less than 8 members; however, in such circumstances the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Assembly of Shareholders in order to fill the vacancy in the Board.

1b. If during the Supervisory Board tenure the number of the Board's members falls below 8 members, is shall be deemed that the Supervisory Board becomes

incapable of performing its function and in such case the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Assembly of Shareholders in order to fill the vacancy in the Board.

2. Apart from three members elected by the Company's employees, members of the Supervisory Board shall be elected by the General Assembly of Shareholders.

3. Members of the Supervisory Board appointed by the employees shall be elected in direct, secret and universal elections. The results of the elections are binding upon the General Assembly of Shareholders.

4. A person who is not a member of the Supervisory Board may participate in the meetings of the Supervisory Board with an advisory voice upon invitation of the Supervisory Board Chairman.

5. The Company's employees may dismiss a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member shall be signed by one-fifth of all eligible employees.",

7.17/ The former wording of § 17.2:

„2. The Chairman of the Supervisory Board shall convene meetings of the Board and shall preside over these meetings. The Chairman of the Supervisory Board serving the previous term of office shall convene and open the first meeting of the newly elected Supervisory Board and shall preside over such meeting until a new Chairman is elected.",

shall now be replaced with the following wording:

„2. The Chairman of the Supervisory Board shall convene meetings of the Board and shall preside over these meetings. The first meeting of the newly elected Supervisory Board shall be convened, opened and presided upon by the former Chairman of the Supervisory Board or one of the members of the newly elected Supervisory Board, who shall preside over such meeting until a Chairman is elected.";

7.18/ The former wording of § 18.2:

"2. Meetings of the Supervisory Board shall be convened by the Chairman of the Board upon his own initiative or, in the Chairman's absence, by the Vice-Chairman of the Supervisory Board. Chairman of the Supervisory Board shall convene a meeting of the Board also upon a written request of the Management Board or at least 4 members of the Supervisory Board. The meeting shall be held within 14 days from the date of such a request.",

shall now be replaced with the following wording:

"2. Meetings of the Supervisory Board shall be convened by the Chairman of the Board upon his own initiative or by the Vice-Chairman, if there exists a permanent obstacle disabling the Chairman from convening the meeting. The Chairman of the Supervisory Board shall convene a meeting of the Supervisory Board also upon a written request of the Management Board or a member of the Supervisory Board within 14 days two weeks from the date of receipt of such a request.";

7.19/ The former wording of § 19:

"1. In order to ensure the validity of resolutions passed by the Supervisory Board, all the Board members must be invited to its meeting, at least 7 days prior to the meeting, by a registered mail or personally, receipt of the invitation acknowledged, unless all the members of the Supervisory Board consent to reduce the said 7-day period. This condition need not be complied with, if all the members of the Supervisory Board are present at the meeting and agree to pass valid resolutions. The notice concerning convening the meeting should also specify its agenda.

2. Resolutions of the Supervisory Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Supervisory Board members. In case of an equal division of votes for and against adopting a resolution, the vote of the Chairman of the Supervisory Board shall prevail. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

3. Subject to the applicable provisions of the law, the Supervisory Board may:

1) hold meetings by way of a teleconference call, provided that each member of the Supervisory Board is able to hear the remaining members and take part in the discussion,
2) adopt resolutions without formally convening the meeting, provided that all the members of the Supervisory Board grant their consent in writing or by a facsimile transmission to adopt a resolution in a proposed wording.

4. The Supervisory Board shall adopt the Rules of Supervisory Board which shall specify the detailed procedures of its operations.",

shall now be replaced with the following wording:

"1. In order to ensure the validity of resolutions passed by the Supervisory Board, all the Board members must be invited to its meeting, at least 7 days prior to the meeting, by registered mail, e-mail message, facsimile message or personally (in the latter case –receipt of the invitation must be acknowledged), unless all the members of the Supervisory Board agree to reduce the said 7-day period. This condition need not be complied with, if all the members of the Supervisory Board are present at the meeting and agree to pass valid resolutions. The notice concerning convening the meeting should specify its agenda.

1a. In cases of particular importance, the 7-day period referred to in section 1 hereinabove may be reduced by the Chairman of the Supervisory Board to 3 days.

2. Resolutions of the Supervisory Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Supervisory Board members. In case of an equal division of votes for and against adopting a resolution, the vote of the Chairman of the Supervisory Board shall prevail. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

3. Subject to the applicable provisions of the law, the Supervisory Board may:

3) hold meetings and adopt resolutions (pursuant to section 2 above) by way of means of direct communication over distance, provided that each member of the Supervisory Board is able to take part in the discussion,
4) adopt resolutions without formally convening the meeting, pursuant to section 2 above, provided that all the members of the Supervisory Board express their position as regards the proposed wording of the resolution in

writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).

4. Members of the Supervisory Board may take part in adopting resolutions of the Supervisory Board by casting their vote in writing though another member of the Supervisory Board. Casting a vote in writing may not concern matters placed on the agenda of the meeting during the Supervisory Board's meeting.

5. The Supervisory Board shall adopt the Rules of Supervisory Board which shall specify the detailed procedures of its operations.";

7.20/ The former wording of § 20.2.1:

"1) examination of the Company's financial statements, including the balance sheet, the profit and loss account, the additional notes and the cash flow statement,",

shall now be replaced with the following wording:

"1) evaluation of the Company's financial statements, including the balance sheet, the profit and loss account, the additional notes and the cash flow statement,";

7.21/ The former wording of § 20.2.2:

"2) examination of the Company's Management Board report and recommendations of the Management Board concerning distribution of profits or coverage of losses,",

shall now be replaced with the following wording:

"2) evaluation of the Company's Management Board report and recommendations of the Management Board concerning distribution of profits or coverage of losses,";

7.22/ The former wording of § 20.2.7:

"7) adopting, by a resolution, the consolidated text of the Company's Statutes for the purpose of the Company's internal procedures,",

shall now be replaced with the following wording:

"7) determining the consolidated text of the amended Company's Statutes as well as introducing other amendments of editorial nature as may be referred to in a resolution of the General Assembly,";

7.23/ The former wording of § 20.2.11:

"11) approval of plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments of the collective employee and company employment agreement binding in the Company.",

shall now be replaced with the following wording:

"11) approval of plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments to the collective employment agreement binding in the Company as well as major changes in social policy pursued by the Company,";

7.24/ A new point 12 in the wording as follows hereinbelow shall be added in § 20.2:

"12) giving opinions on motions of the Management Board to the General Assembly as well as giving opinions and adopting resolutions on other matters submitted by the Company's Management Board.";

7.25/ The former wording of § 21.1:

"1. Members of the Supervisory Board shall fulfill their duties and exercise their rights in person.",

shall now be replaced with the following wording:

"1. Subject to stipulations of § 19 section 4 hereinabove, Members of the Supervisory Board shall fulfill their duties and exercise their rights in person.";

7.26/ The former wording of § 22.2:

"2. The Ordinary General Assembly of Shareholders shall be convened by the Management Board of the Company within six months following the end of the financial year.",

shall now be replaced with the following wording:

"2. The Ordinary General Assembly of Shareholders shall be convened by the Management Board of the Company within six months following the end of each financial year.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "financial year"].*

7.27/ The former wording of § 22.3:

"3. An Extraordinary General Assembly of Shareholders shall be convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board or members of the Supervisory Board appointed by the Company's employees or upon request of shareholders representing at least 1/10 of the Company's share capital.",

shall now be replaced with the following wording:

"3. An Extraordinary General Assembly of Shareholders shall be convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board or upon request of shareholders representing at least 1/10 of the Company's share capital.";

7.28/ The former wording of § 22.4:

"4. An Extraordinary General Assembly of Shareholders convened upon request of the Supervisory Board, members of the Supervisory Board appointed by the Company's employees or shareholders shall be held within two weeks from the date of filing such a request.",

shall now be replaced with the following wording:

"4. An Extraordinary General Assembly of Shareholders requested by the Supervisory Board or shareholders shall be convened within two weeks from the date of filing such a request.";

7.29/ Sections 6 and 7 having the following wording shall now be deleted from § 22:

"6. The powers specified in section 5 point 2 above shall also be vested with the members of the Supervisory Board appointed by the Company's employees.

7. Members of the Supervisory Board appointed by the Company's employees shall exercise their powers specified in section 3 and section 6 and in § 23 section 3 by way of a written motion signed by a majority of such members.";

7.30/ The former wording of § 23.3:

"3. The Supervisory Board, members of the Supervisory Board appointed by the Company's employees, or shareholders representing at least 1/10 of the Company's share capital may demand that certain matters be included in the agenda of the forthcoming General Assembly of Shareholders.",

shall now be replaced with the following wording:

"3. The Supervisory Board or shareholders representing at least 1/10 of the Company's share capital may demand that certain matters be included in the agenda of the forthcoming General Assembly of Shareholders.";

7.31/ The former wording of § 25.1:

"1. In order to ensure the validity of resolutions passed by the General Assembly of Shareholders, at least 25% of the Company's share capital must be represented at the Assembly.",

shall now be replaced with the following wording:

"1. The General Assembly of Shareholders stall be valid if the number of shares represented thereof is equivalent to at least 25% of the Company's share capital.";

7.32/ The former wording of § 25.2:

"2. Unless these Statutes or the law provide otherwise, each share shall entitle its holder to pass one vote at the General Assembly of Shareholders.",

shall now be replaced with the following wording:

"2. Each share shall carry one vote at the General Assembly of Shareholders.";

7.33/ The former wording of § 26:

"1. Resolutions of the General Assembly of Shareholders shall be adopted by a simple majority of votes cast, unless these Statutes or the law provide otherwise.

2. Resolution concerning winding-up of the Company in circumstances referred to in Article 430 of the Polish Commercial Code shall be adopted by a majority of 3/4 of votes cast.",

shall now be replaced with the following wording:

"1. Resolutions of the General Assembly of Shareholders shall be adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Commercial Companies and Partnerships' Code require other majority.

2. A resolution shall be deemed to have won the required majority if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

3. Resolution concerning winding-up of the Company in circumstances referred to in Article 397 in conjunction with Article 415 § 2 of the Polish Companies and Partnerships' Code shall be adopted by a majority of 3/4 of votes cast in favor of the resolution";

7.34/ The former wording of § 27.1:

"1. Voting shall be open. Secret ballot may be adhered to in voting during elections and voting on motions concerning dismissal of members of the Company's governing bodies or its liquidators, on matters concerning their liability or in personal matters. Moreover, secret ballot shall be ordered upon request of even a single General Assembly attendee who is entitled to cast a vote.",

shall now be replaced with the following wording:

"1. Voting shall be open. Secret ballot may be ordered when voting during elections and voting on motions concerning dismissal of members of the Company's governing bodies or its liquidators, on matters concerning their liability or in personal matters. Moreover, secret ballot shall be ordered, should at least one shareholder present or represented at the General Assembly so demand.";

7.35/ The former wording of § 27.2:

"2. Resolutions concerning altering the Company's core business* shall at all times be adopted in open personal voting.",

shall now be replaced with the following wording:

"2. Resolutions concerning altering the Company's core business* shall at all times be adopted in open personal voting.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "core business"].*

7.36/ The former wording of § 29 :

"1. The powers of the General Assembly of Shareholders shall include:

1) examination and approval of the Company's Management Board report, the balance sheet and the profit and loss account for the preceding year,
2) adopting a resolution concerning distribution of profits or coverage of losses,
3) granting a vote of approval to the governing bodies of the Company in respect of performance of their duties,

4) alteration of the Company's core business*,
5) amending the Company's Statutes,
6) increase or reduction of the share capital*,
7) merger or transformation of the Company,
8) winding-up and liquidation of the Company,
9) bonds issue,
10) granting consent for purchase by the Company of real property or fixed assets at a price exceeding one fifth of the paid-in share capital of the Company, if such purchase were to take place within two years from the date of the Company's registration,
11) all decisions concerning claims for redress of damages inflicted upon founding the Company, management or supervision over its affairs.

2. Apart from matters enumerated in section 1, also the matters specified in the Polish Commercial Code require a resolution of the General Assembly of Shareholders.

3. Powers enumerated in section 1 points 2, 4, 5, 6, 7, 9 and 10 shall be exercised by the General Assembly of Shareholders upon request of the Company's Management Board submitted along with an opinion of the Supervisory Board. A request filed by the shareholders on these matters should also include an opinion of the Company's Management Board and the Supervisory Board.",

shall now be replaced with the following wording:

"1. The powers of the General Assembly of Shareholders shall include:

1) examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year,
2) adopting a resolution concerning distribution of profits or coverage of losses,
3) granting a vote of approval to members of the Company's governing bodies in respect of performance of their duties,,
4) alteration of the Company's core business*,
5) amending the Company's Statutes,
6) increase or reduction of the share capital*,
7) merger, division or transformation of the Company,
8) winding-up and liquidation of the Company,
9) issue of bonds, either convertible or with a priority warrant,
10) all decisions concerning claims for redress of damages inflicted upon founding the Company, management or supervision over its affairs.

2. Purchase and sale of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Assembly of Shareholders, except for sale of such assets where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys).

3. Apart from matters enumerated in section 1, also the matters specified in the Commercial Companies and Partnerships' Code require a resolution of the General Assembly of Shareholders.

4. Powers enumerated in section 1 points 2, 4, 5, 6, 7, and 9 shall be exercised by the General Assembly of Shareholders upon request of the Company's Management Board submitted along with an opinion of the Supervisory Board.

A request filed by the shareholders on these matters should also include an opinion of the Company's Management Board and the Supervisory Board.";

[Translator's note: These amendments apply to the Polish wording only. Both the terms in section 4) translate into the phrase "core business" and both the terms in section 6) translate into "share capital"].*

7.37/ The former wording of § 30:

"Subject to the applicable law, alterations of the Company's core business* may be introduced without any obligation on the part of the Company to repurchase its shares.",

shall now be replaced with the following wording:

"Subject to the applicable law, alterations of the Company's core business* may be introduced without any obligation on the part of the Company to repurchase its shares.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "core business"].*

7.38/ The former wording of § 31:

"The organizational framework of the Company shall be outlined in its organizational bye-laws prepared by the Company's Management Board.",

shall now be replaced with the following wording:

"The organization of the Company shall be outlined in its organizational bye-laws prepared by the Company's Management Board.";

7.39/ The former wording of § 32.2:

"The financial year* of the Company shall be the calendar year.",

shall now be replaced with the following wording:

"The financial year* of the Company shall be the calendar year.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "financial year"].*

7.40/ Section 3 in the wording as follows hereinbelow shall be deleted from § 32:

"3. The first financial year of the Company shall begin on the date of the Company's registration and shall end on December 31, 1991.";

7.41/ The former wording of § 33:

"1. The Company shall set aside the following capital and funds:

1) share capital*,
2) supplementary capital,
3) reserve capital,

4) the Company's employee social benefits fund.

2. Acting by virtue of a resolution of the General Assembly of shareholders, the Company may set aside and terminate other special funds at the beginning and throughout the duration of the financial year*.",

shall now be replaced with the following wording:

"1. The Company shall set aside the following capital and funds:

1) share capital*,
2) supplementary capital,
3) reserve capital,
4) the Company's employee social benefits fund.

2. Acting by virtue of a resolution of the General Assembly of shareholders, the Company may set aside and terminate other special funds at the beginning and throughout the duration of the financial year*.";

[Translator's note: These amendments apply to the Polish wording only. Both the terms in subsection 1) translate into the phrase "share capital" and both the terms in section 2. translate into "financial year"].*

7.42/ The former wording of § 34:

"Within three months after the end of the financial year, the Management Board of the Company shall prepare and submit to the Company's supervisory bodies the balance sheet prepared as at the last day of the year, the profit and loss account and a detailed written report concerning the Company's operations throughout the period in question.",

shall now be replaced with the following wording:

"Within three months after the end of the financial year, the Management Board of the Company shall prepare and submit to the Company's supervisory bodies the balance sheet prepared as at the last day of the year, the profit and loss account and a detailed written report concerning the Company's operations throughout the period in question.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "financial year"].*

7.43/ The former wording of § 36.2:

"2. Each announcement of the Company should also be displayed in the Company's corporate headquarters* in a public place accessible to all its employees.",

shall now be replaced with the following wording:

"2. Each announcement of the Company should also be displayed in the Company's corporate headquarters* in a public place accessible to all employees."-

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "Company's corporate headquarters"].*

and adopting a consolidated text of the Statutes incorporating the approved amendments thereto.

8. Closing the General Assembly of Shareholders.

The Management Board hereby informs that participation in the General Assembly shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Assembly, i.e. before or on February 2, 2005.
The registered share deposit certificates should be submitted to the Head Office of Orbis S.A. at 16, Bracka street in Warsaw, Poland, room no 224 (II floor), from 9:30 a.m. till 4:30 p.m.